NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of 8.625% Senior Notes due December 15, 2007 (the 'Notes') of Delco Remy International, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on July 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Notes are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company’s June 15, 2007, announcement that it has entered into an agreement to consummate a financial restructuring through a prepackaged Chapter 11 proceeding. 1. The Exchange's Listed Company Manual, Section 802.01D (Bankruptcy and/or Liquidation), states, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on June 18, 2007, determined that the Notes should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Notes from listing and registration on the Exchange. The Company was notified verbally on June 18, 2007 and by letter on June 19, 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'information notice circular' of the Exchange immediately and at the close of the trading session on June 18, 2007, of the suspension of trading in the Notes. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Notes, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 18, 2007.